I, [Andy Fox], certify that:

(1) the financial statements of [Kindred Brands Inc.] included in this Form are true and complete in all material respects; and

(2) the tax return information of [Kindred Brands Inc.] included in this Form reflects accurately the information reported on the tax return for [Kindred Brands Inc.]. (Kindred has not filed a Tax Return)

[Signature]

[Andy Fox]
[CEO]

[7-25-2016]

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.